Via Facsimile and U.S. Mail
Mail Stop 4720

August 20, 2009

Ms. Derica W. Rice
Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Re: Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File Number: 001-06351

Dear Ms. Rice:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Government Investigations and Related Litigation, page 40

1. Please tell us why, under SFAS 5, you did not accrue a liability for the EDPA investigation prior to settlement. Please tell us why you believe prior to settlement that a loss was not probable and/or estimable.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3. Acquisitions, page 57

2. Regarding the Imclone acquisition, please disclose the following information relating to the in-process research and development acquired for each individual material project:

- The fair value assigned.
- The significant appraisal assumptions, such as:
  - the period in which material net cash inflows are expected to commence; and,
  - material anticipated changes from historical pricing, margins and expense levels.
- The completeness, complexity and uniqueness at the acquisition date.
- The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.
- The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.
- In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant